File No. 0-49837

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           WESTSIDE ENERGY CORPORATION
                          f/k/a "Eventemp Corporation"
                 (Name of small business issuer in its charter)


                 Nevada                                  88-0349241
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         (State or other jurisdiction of    (I.R.S. Employer Identification No.)
         incorporation or organization)



      2100 West Loop South, Suite 900, Houston, Texas          77027
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         (Address of principal executive offices)            (Zip Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

                  None                              Not Applicable



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.10 Par Value
                                (Title of Class)



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                              PURPOSES OF AMENDMENT

         Westside Energy Corporation, f/k/a "Eventemp Corporation" (the "Company") is filing this its Post-Effective Amendment No. 1 to its Form 10-SB General Form for Registration of Securities of Small Business Issuers under
Section 12(b) or (g) of the Securities Exchange Act of 1934 to amend "ITEM 8. DESCRIPTION OF SECURITIES" to read in its entirety as follows (no other amendment to such Form 10-SB is being made in this connection):

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.10 par value. As April 2, 2004, 5,937,831 shares of Common Stock were outstanding. Holders of record of Common Stock will be entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, including the liquidation preference of all classes of preferred stock of the Company, each holder of Common Stock will be entitled to receive his pro rata portion of the remaining net assets of the Company, if any. Each share of Common stock has one vote, and there are no preemptive, subscription, conversion or redemption rights. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

April 19, 2004                  WESTSIDE ENERGY CORPORATION


                                By: /s/ Jimmy D. Wright
                                Jimmy D. Wright,
                                President